UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

....

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

....

THE BANK OF TOKYO-MITSUBISHI, LTD.
(Translation of registrant's name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
(Address of principal executive offices)

....

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ..X... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes .... No ..X...

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

Mitsubishi Tokyo Financial Group, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
KOKUSAI Securities Co., Ltd.
Tokyo-Mitsubishi Securities Co., Ltd.
Tokyo-Mitsubishi Personal Securities Co., Ltd.
Issei Securities Co., Ltd.

Schedule Change for Securities Companies Merger

Tokyo, February 25, 2002 — The Bank of Tokyo-Mitsubishi, Ltd. and four securities companies, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd., Tokyo-Mitsubishi Personal Securities Co., Ltd., and Issei Securities Co., Ltd. (hereafter "the four securities companies"), following the basic agreement reached regarding a proposed merger of the four securities companies on July 1, 2002, announced today that the boards of directors of each company had agreed to change the scheduled date for the merger to September 1, 2002.

Head office functions of the new securities company will be located in the Marunouchi Building and the Mitsubishi Building of the Marunouchi district, with Marunouchi Building scheduled for completion in August end.

The four securities companies are continuing to make progress on the systems infrastructure and operational preparations necessary for the merger.

The revised schedule is as follows.

	Revised schedule (TBC)	Previous schedule
Final agreement signed by merging companies	March - April 2002	January - February 2002
General shareholders meeting at respective companies to approve agreement	Late June, 2002	Late March 2002
Planned date of merger	September 1, 2002	July 1, 2002

***

For further information please contact:

Mitsubishi Tokyo Financial Group, Inc.
Kohei Tsushima
General Manager, Public Relations Office
Corporate Policy Division
Tel: 03 3240 8149

The Bank of Tokyo-Mitsubishi, Ltd.
Ichiro Tago
Chief Manager, Public Relations Office
Tel: 03 3240 2950

KOKUSAI Securities Co., Ltd.
Suguru Ishizaka
General Manager, Corporate Planning Department
Tel: 03 3297 7463

Tokyo-Mitsubishi Securities Co., Ltd.
Shigeyasu Kasamatsu
General Manager, Corporate Planning Division
Tel: 03 5223 3055

Tokyo-Mitsubishi Personal Securities Co., Ltd.
Kenichi Yamana
General Manager, Corporate Planning Office
Tel: 03 3206 6640

Issei Securities Co., Ltd.
Hideaki Onishi
Group Manager, Planning and General Affairs Group
Tel: 03 3273 9111

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI, LTD.

Date : February 25, 2002

By Koji Nishimoto
Koji Nishimoto
Chief Manager
General Affairs Office

MTFG

Mitsubishi Tokyo Financial Group, Inc.

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan

TEL: 81-3-3240-8111
FAX: 81-3-3240-8852

February 25, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Form 6-K

Ladies and Gentlemen:

Mitsubishi Tokyo Financial Group, Inc., a company incorporated under the laws of Japan (the "Company"), submitted herewith the Company's Report of Foreign Issuer on Form 6-K dated February 25, 2002.

In the event that the staff has any questions in respect of this filing, please send me a facsimile message at 81-3-3240-8852.

Very truly yours,

Name: Asushi Inamura
Title: Chief Manager, General Affairs
Corporate Administration Division

cc : New York Stock Exchange, Inc. / Mr. Ken Smythe
Spear, Leeds & Kellogg / Mr. Howard B. Eisen
The Bank of New York, New York / Ms. Jennifer Monaco
The Bank of New York, Singapore / Mr. Terence Ang
The Bank of New York, Tokyo / Mr. Kainoshin Hara
Union Bank of California / Mr. Hiro Hayashi
The Mitsubishi Trust and Banking Corporation, New York / Mr. Tom Pennignton

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Mitsubishi Tokyo Financial Group, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
KOKUSAI Securities Co., Ltd.
Tokyo-Mitsubishi Securities Co., Ltd.
Tokyo-Mitsubishi Personal Securities Co., Ltd.
Issei Securities Co., Ltd.

Schedule Change for Securities Companies Merger

Tokyo, February 25, 2002 — The Bank of Tokyo-Mitsubishi, Ltd. and four securities companies, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd., Tokyo-Mitsubishi Personal Securities Co., Ltd., and Issei Securities Co., Ltd. (hereafter "the four securities companies"), following the basic agreement reached regarding a proposed merger of the four securities companies on July 1, 2002, announced today that the boards of directors of each company had agreed to change the scheduled date for the merger to September 1, 2002.

Head office functions of the new securities company will be located in the Marunouchi Building and the Mitsubishi Building of the Marunouchi district, with Marunouchi Building scheduled for completion in August end.

The four securities companies are continuing to make progress on the systems infrastructure and operational preparations necessary for the merger.

The revised schedule is as follows.

	Revised schedule (TBC)	Previous schedule
Final agreement signed by merging companies	March - April 2002	January - February 2002
General shareholders meeting at respective companies to approve agreement	Late June, 2002	Late March 2002
Planned date of merger	September 1, 2002	July 1, 2002

***

For further information please contact:

Mitsubishi Tokyo Financial Group, Inc.
Kohei Tsushima
General Manager, Public Relations Office
Corporate Policy Division
Tel: 03 3240 8149

The Bank of Tokyo-Mitsubishi, Ltd.
Ichiro Tago
Chief Manager, Public Relations Office
Tel: 03 3240 2950

KOKUSAI Securities Co., Ltd.
Suguru Ishizaka
General Manager, Corporate Planning Department
Tel: 03 3297 7463

Tokyo-Mitsubishi Securities Co., Ltd.
Shigeyasu Kasamatsu
General Manager, Corporate Planning Division
Tel: 03 5223 3055

Tokyo-Mitsubishi Personal Securities Co., Ltd.
Kenichi Yamana
General Manager, Corporate Planning Office
Tel: 03 3206 6640

Issei Securities Co., Ltd.
Hideaki Onishi
Group Manager, Planning and General Affairs Group
Tel: 03 3273 9111

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: Atsushi Inamura

Name: Atsushi Inamura
Title: Chief Manager,General Affairs
Corporate Administration Division